                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 9)*








                      J. B. HUNT TRANSPORT SERVICES, INC.

                         COMMON STOCK, $0.1 PAR VALUE

                                  445658-10-7



Check the following if a fee is being paid with this statement. [X]   (A fee is
not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to all other provisions of the Act, (however, see the Notes).




                        (Continued on following pages)

                                 SCHEDULE 13G

CUSIP NO. 445658-10-7                        Page 2 of  5


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

   J. B. HUNT  *

   * THE SHARES REPORTED ON THIS SCHEDULE 13G ARE BENEFICIALLY OWNED BY MR. J.B. HUNT THROUGH THE J.B. HUNT LLC ("HUNT LLC"), AN ARKANSAS LIMITED LIABILITY COMPANY. MR. HUNT OWNS 98% OF THE INTEREST IN THE HUNT LLC AND IS THE SOLE MANAGER OF THE HUNT LLC WITH THE REMAINING INTEREST BEING OWNED BY MRS.
JOHNELLE D. HUNT (2%).   THE TRANSFER OF THESE SHARES DID NOT RESULT IN A
CHANGE IN THE BENEFICIAL OWNERSHIP OF THESE SHARES.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     United States of America
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                     14,313,887
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                      0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  1,661,235
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     14,313,887 shares
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
     Not Applicable
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     40%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13G


CUSIP NO. 445658-10-7                        Page 3 of  5

Item 1(a).  NAME OF ISSUER

            J. B. HUNT TRANSPORT SERVICES, INC.

Item 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            615 J. B. HUNT CORPORATE DRIVE
            LOWELL, ARKANSAS  72745

Item 2(a).  NAME OF PERSON FILING

            J. B. HUNT

Item 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE

            615 J. B. HUNT CORPORATE DRIVE
            LOWELL, ARKANSAS  72745

Item 2(c).  CITIZENSHIP

            UNITED STATES OF AMERICA

Item 2(d).  TITLE OF CLASS OF SECURITIES

            COMMON STOCK, $.01 PAR VALUE

Item 2(e).  CUSIP NO.

            445658-10-7

Item 3.     NOT APPLICABLE

Item 4.     OWNERSHIP

            (A)  AMOUNT BENEFICIALLY OWNED:  14,313,887 SHARES (1)

            (B)  PERCENT OF CLASS:  40%

            (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                 (i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 14,313,887

                 (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:  NONE

----------------------
(1) INCLUDES 1,661,235 SHARES HELD BY MR. J.B. HUNT, 2,143 SHARES HELD IN MR. HUNT'S 401(K) PLAN, AND 12,652,652 SHARES HELD BY THE J.B. HUNT LLC.

                                 SCHEDULE 13G


CUSIP NO. 445658-10-7                        Page 4 of  5



                 (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                       OF:  1,661,235

                 (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                       OF:  NONE

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          NOT APPLICABLE

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          NOT APPLICABLE

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          NOT APPLICABLE

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          NOT APPLICABLE

Item 9.   NOTICE OF DISSOLUTION OF GROUP

          NOT APPLICABLE

Item 10.  CERTIFICATION

          NOT APPLICABLE

                                 SCHEDULE 13G


CUSIP NO. 445658-10-7                        Page 5 of  5




                                   SIGNATURE


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    2-12-98
                                ----------------------------------
                                Date


                                /s/ J. B. HUNT
                                ----------------------------------
                                J. B. HUNT